Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX:SLW
July 5, 2011	NYSE:SLW

SILVER WHEATON TO RELEASE SECOND QUARTER 2011 RESULTS ON AUGUST 8th

Vancouver, British Columbia – Silver Wheaton Corp. (TSX:SLW) (NYSE:SLW) will release second quarter financial results on Monday, August 8, 2011, prior to market open.

A conference call will be held Monday, August 8, 2011, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call use one of the following methods:

Dial toll free from Canada or the US:	1-888-231-8191
Dial from outside Canada or the US:	1-647-427-7450
Pass code:	80457512
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-800-642-1687
Dial from outside Canada or the US:	1- 416-849-0833
Pass code:	80457512
Archived audio webcast:	www.silverwheaton.com

For further information, please contact:

Brad Kopp
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com